June 1, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz Heather Percival Kristen Lochhead Gary Todd

Re:	Invuity, Inc. Amendment No. 1 Registration Statement on Form S-1 Filed May 13, 2015 File No. 333-203505

Ladies and Gentlemen:

On behalf of our client, Invuity, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 28, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1. The Company is concurrently submitting via EDGAR this letter and filing Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of the Registration Statement and a copy marked to show all changes from the Registration Statement filed on May 13, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

Graphics

1.	We note your response to prior comment 1; however, any graphics included in your registration statement should reflect an accurate depiction of your products while in use, which appears to be distorted by using artists’ illustrations. Please revise your registration statement accordingly.

In response to the Staff’s comment, the Company has revised the Registration Statement to delete the artists’ illustrations depicting its products while in use.

Securities and Exchange Commission

June 1, 2015

Prospectus Summary, page 1

2.	We note your response to prior comment 3. Other than the recent studies mentioned in your response, please supplementally provide recent data to support your basis that the remaining limitations you mention still exist today.

The Company acknowledges the Staff’s comment and, following oral guidance during a teleconference with the Staff on May 29, 2015, the Company has revised pages 3 and 72 of the Registration Statement to add the following sentences, which read as follows:

We are aware of various publications that identify limitations of these devices. While some of these publications are more than several years old, we believe that the limitations they identify continue to exist and these limitations continue to present challenges for surgeons when traditional lighting options are used in procedures where the surgical field is accessed through the small incisions used in open minimally invasive and minimal access procedures.

Results of Operations, page 58

3.	We note your response to prior comment 5; however, it is unclear how investors will be able to evaluate the extent to which your reusable retractors are generating optical waveguide revenues in each period or the rate at which the reusable retractors grew in each period. Without this information, it is unclear how investors can adequately evaluate your results of operations. Please revise or advise.

In response to the Staff’s comment, the Company has revised page 58 of the Registration Statement, in the section comparing revenue from operations in the three months ended March 31, 2014 and 2015, to add a new paragraph, which reads as follows:

Revenue attributable to our reusable metal retractors increased 294%, from $0.2 million during the three months ended March 31, 2014 to $0.9 million during the three months ended March 31, 2015, and represent 10% and 20% of our total revenue for the respective quarters. Of this increase in revenue, 98% is the result of an increase in unit volume and changes to the product mix, and 2% is the result of price changes. Revenue from our single-use optical waveguides used with our metal retractors increased 72%, from $1.0 million during the three months ended March 31, 2014 to $1.6 million during the three months ended March 31, 2015, also primarily as a result of unit volume increases. Revenue from our single-use illumination devices not used in conjunction with a retractor increased 136% during the three months ended March 31, 2015, growing from $0.6 million during the three months ended March 31, 2014 to $1.4 million during the three months ended March 31, 2015, with unit volume increases accounting for all of the revenue growth. Revenue from our single use optical waveguides for use in retractors sold by original equipment manufacturers decreased 12% from $0.34 million during the three months ended March 31, 2014 to $0.30 million during the three months ended March 31, 2015 primarily as the result of continued focus on direct sales to our customers.

The Company has also revised page 60 of the Registration Statement, in the section comparing revenue from operations in the year ended December 31, 2013 and 2014, to add a new paragraph, which reads as follows:

Revenue attributable to our reusable metal retractors increased 126%, from $0.9 million during the year ended December 31, 2013 to $2.0 million during the year ended December 31, 2014 and represent 12% and 15% of our total revenue for the respective periods. Of this increase in revenue, 96% is the result of an increase in unit volume and changes to the product mix, and 4% is the result of price changes. Revenue from our single-use optical waveguides used with our metal retractors increased 84%, from $2.7 million during the year ended December 31, 2013 to $5.0 million during the year ended December 31, 2014, also primarily as a result of unit volume increases. Revenue from our single-use illumination devices not used in conjunction with a retractor increased 170%, from $1.5 million during the year ended December 31, 2013 to $3.9 million during the year ended December 31, 2014, with unit volume increases representing nearly all of the growth. Revenue from our single use optical waveguides for use in retractors sold by original equipment manufacturers decreased 17% from $1.8 million during the year ended December 31, 2013 to $1.5 million during the year ended December 31, 2014 primarily as the result of continued focus on direct sales to our customers.

Securities and Exchange Commission

June 1, 2015

4.	Likewise, we note from your response to prior comment 5 that the increase in reusable retractor revenues is due to both volume and price. Please disclose the extent to which increases in revenue are attributable to each. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 58 and 60 of the Registration Statement to include the paragraphs set forth in response to comment 3 above, which are also responsive to this comment 4.

Retrospective Analysis, page 86

5.	Based on your response to prior comment 11, it appears inappropriate to include this study in your registration statement given that you cannot determine whether or what portion of the Cohort B improvements can be attributable to your device. Please revise.

In response to the Staff’s comment, the Company has revised the Registration Statement to delete the description of the retrospective analysis on page 86 and all references thereto throughout the Registration Statement.

Securities and Exchange Commission

June 1, 2015

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Steven E. Bochner, at (650) 354-4110 or sbochner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

 /s/ Allison B. Spinner

Allison B. Spinner

cc:	Philip Sawyer

Brett Robertson

Invuity, Inc.

Steven E. Bochner

Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy

Drew Capurro

Latham & Watkins LLP

Edward Jackson

PricewaterhouseCoopers LLP